Exhibit 99.2

EXECUTION COPY

AMENDED AND RESTATED STOCKHOLDER AGREEMENT

This Amended and Restated Stockholder Agreement, dated as of April 14, 2015 (this “Agreement”), is by and between Alon USA Energy, Inc., a Delaware corporation (the “Company”), and Delek US Holdings, Inc., a Delaware corporation (“Delek”).
WHEREAS, Delek has previously requested and received from the Board of Directors approval pursuant to and under Section 203 to enter into discussions and negotiations with Alon Israel regarding a possible purchase by Delek of the AI Shares, and to enter into a stock purchase agreement regarding such possible purchase by Delek of the AI Shares;
WHEREAS, in connection with and as a condition to Delek receiving approval for purposes of Section 203, Delek and the Company entered into a Stockholder Agreement dated as of March 19, 2015 (the “Original Agreement”) to establish certain terms and conditions concerning the future acquisition and disposition of securities of the Company by Delek solely in connection with the possible Stock Purchase Transaction and provisions concerning Delek’s ownership of securities of the Company and relationship with the Company; and
WHEREAS, the Company and Delek wish to amend and restate the Original Agreement, and such amendment and restatement has received in advance Independent Director Approval.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Company and Delek hereby agree as follows:

SECTION I
STANDSTILL AND VOTING
SECTION 1.01    Acquisition of Company Capital Stock.
Until the first anniversary of the Closing:
(a)    Delek covenants and agrees that Delek shall not, and shall not permit its Affiliates and Associates to, own, acquire, offer or propose to acquire, or agree or seek to acquire, or solicit the acquisition of, by purchase or otherwise, any Company Capital Stock or equity-linked securities of the Company that are settled in or represent the right to acquire shares of Company Capital Stock if, following such acquisition or due to such ownership, Delek collectively with its Affiliates and Associates would own Company Capital Stock in excess of the Threshold Amount.
(b)    Notwithstanding any other provision in this Agreement to the contrary, in the event of a Triggering Transaction, Delek or its Subsidiaries may commence a tender or exchange offer for shares of Company Capital Stock on comparable terms (other than the amount and form of consideration), and this Agreement shall not prohibit the acquisition of Company Capital Stock pursuant to such tender or exchange offer.
(c)    Except as expressly provided herein, Delek shall not permit any of its Affiliates or Associates (regardless of whether such entity becomes an Affiliate or Associate of Delek after the date of this Agreement) to own any Company Capital Stock. Delek shall use its reasonable best efforts to cause it Affiliates and Associates to comply with the terms of this Section 1.
(d)    If at any time Delek becomes aware that it owns more than the Threshold Amount (other than as a result of a tender or exchange offer under Section 1.01(b)), then Delek shall promptly notify the Company and shall promptly take all action necessary to reduce the amount of securities of the Company owned by it to an amount not greater than the Threshold Amount. If

Company Capital Stock owned by Delek and its Affiliates and Associates exceed the Threshold Amount solely by reason of repurchases of Company Capital Stock by the Company that have Independent Director Approval, then Delek shall not be required to reduce the amount of Company Capital Stock owned by such Persons.
SECTION 1.02    Restrictions on Transfer. Prior to the date that is one hundred and twenty (120) days after the Closing, Delek will not Transfer or permit any of its Affiliates or Associates to Transfer any Company Capital Stock except for Transfers of Company Capital Stock by Delek to any of its Subsidiaries that become a signatory to this Agreement. Notwithstanding the prior sentence, nothing in this Section 1.02 shall prohibit Delek or its Subsidiaries from pledging, hypothecating or encumbering any or all of the shares of Company Capital Stock it owns as collateral security for one or more loans.
SECTION 1.03    Voting Generally.
(a)    Except as otherwise set forth in Section 1.03(b) or Section 1.04, until the first anniversary of the Closing, all Company Capital Stock owned by Delek or any of its Affiliates or Associates thereof shall be voted on all matters submitted to a vote of the Company’s stockholders, at the option of Delek, either (i) as recommended by the Board of Directors or (ii) in the same proportion as the votes cast by other holders of Company Capital Stock; provided that, with respect to a stockholder vote on a merger involving the Company, a sale of all or substantially all assets by the Company, an amendment to the Company Certificate of Incorporation, a dissolution by the Company, or an issuance of capital stock of the Company that requires stockholder approval under applicable NYSE rules and regulations, each of Delek and its Affiliates and Associates may vote its Company Capital Stock in its sole discretion.

(b)    Notwithstanding any other provision in this Agreement to the contrary, until the first anniversary of the Closing, Delek agrees that, in the event of a Triggering Transaction, it shall, and shall cause its Affiliates and Associates to, cause any and all of Delek’s and its Affiliates’ and Associates’ shares of Company Capital Stock constituting voting power of shares of Company Capital Stock in excess of 49.99% of the voting power of the outstanding shares of Company Capital Stock (the “Excess Voting Power”) to not be present in person or by proxy at any meeting of Company stockholders and to not act in any manner with respect to such shares at any such meeting (including, without limitation, voting such shares on any matter submitted to a vote of the Company’s stockholders).
SECTION 1.04    Voting on the Election of Directors.
At any meeting of Company stockholders held from and after the Closing but prior to the 2016 annual meeting of Company stockholders, Delek agrees (i) to cause all Company Capital Stock held by Delek or any of its Affiliates or Associates, or over which Delek or its Affiliates or Associates otherwise has voting discretion or control, to be present either in person or by proxy at any stockholders meeting at which directors of the Company are elected or removed, and (ii) to vote such Company Capital Stock owned by it or any of its Affiliates or Associates or over which Delek or any of its Affiliates or Associates otherwise has voting discretion or control (A) in favor of all director nominees nominated by an Independent Nominating Committee; provided, however, that a majority of the directors so nominated shall be Independent Directors (and, for the purpose of satisfying this requirement, if the election is held prior to the Listing Date, the Additional Directors shall be considered as Independent Directors until the Listing Date) and at least the number of directors specified on Exhibit A under the column “Total Delek Directors” shall be persons designated by Delek who are reasonably acceptable to the Independent Nominating Committee in its good faith judgment to serve as directors of the Company (and, for purposes of satisfying this requirement, if the election is held on or following the Listing Date but prior to the 2016 annual meeting of the Company stockholders, the Additional Directors shall be considered as Delek Directors on and following the Listing Date); provided that the fact that a person is serving or has served as an officer or director of Delek or its Affiliates, in and of itself, shall not cause such person to be unacceptable to the Independent Nominating Committee; (B) against any other nominees; and (C) against the removal of any director of the Company if an Independent Nominating Committee so recommends.
SECTION 1.05    Further Restrictions on Conduct of Delek. Delek covenants and agrees that from and after the Closing (except for the restrictions under Sections 1.05(b), 1.05(g), and 1.05(h), which shall commence upon the date hereof) until the first anniversary of the Closing:
(a)    Delek shall not, and shall not permit its Affiliate or Associates to, deposit any Company Capital Stock in a voting trust or subject any Company Capital Stock to any proxy (other than any proxy to vote the shares of Company Capital Stock in a manner consistent with this Agreement), arrangement or agreement with respect to the voting of such Company Capital Stock or other agreement having similar effect;
(b)    Delek shall not, and shall not permit its Affiliate or Associates to, initiate or propose any stockholder proposal or make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote, or seek to influence any Person with respect to the voting of, any Company Capital Stock, or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act, as in effect on the date hereof) in any election contest with respect to the election or removal of the Independent Directors or in opposition to the recommendation of the majority of the directors of the Company with respect to any matter; provided that this Section 1.05(b) shall not restrict the conduct of Delek with respect to the 2016 annual meeting of Company stockholders;
(c)    other than as is contemplated by this Agreement, Delek shall not, and shall not permit its Affiliate or Associates to, join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other Person, for the purpose of acquiring, holding, voting or disposing of Company Capital Stock, or, otherwise become a “group” within the meaning of Section 13(d)(3) of the Exchange Act;
(d)    Delek shall not, and shall not permit its Affiliate or Associates to, use nonpublic information concerning the Company obtained as a result of the Delek Directors’ service on the Board of Directors in any manner adverse to the Company, and Delek shall, and shall cause its Affiliate or Associates to, use reasonable best efforts to ensure that the Delek Directors observe the Company’s applicable policies with respect to the nondisclosure and use of such nonpublic information;
(e)    if the Company engages in a merger, tender or exchange offer, or sale of substantially all of the assets of the Company with any Person (other than Delek or its Subsidiaries), (i) all holders of shares of Common Stock will receive the same amount and form of consideration per share of Common Stock, (ii) Delek (whether through its ownership of Common Stock, Preferred Stock, or otherwise) will not seek or receive any form of control premium that is not shared equally with all other holders of Common Stock on a per share basis, and (iii) in connection with a tender or exchange offer for the Common Stock, Delek in its sole discretion may (but shall not be obligated to) tender its shares of Common Stock only in the same proportion and in the same manner as tendered by the holders of Common Stock unaffiliated with Delek and its Affiliates and Associates, in each case, unless such tender by Delek in some other proportion of its shares of Common Stock has received Independent Director Approval;
(f)    Delek shall not, and shall not permit its Affiliate or Associates to, take, alone or in concert with other Persons, any action to remove or oppose the election of any Independent Director or otherwise seek to expand Delek’s representation on the Board of Directors in a manner inconsistent with Section 1.04; provided that this Section 1.05(f) shall not restrict the conduct of Delek with respect to the 2016 annual meeting of Company stockholders (including, without limitation, the submission to the Company of a notice of nomination pursuant to Bylaw 13 of the Amended and Restated Bylaws of the Company and the voting of its Company Capital Stock in favor of such nominees);
(g)    Delek shall not, and shall not permit its Affiliate or Associates to, commence any tender or exchange offer for any shares of Company Capital Stock except as permitted by, and solely in compliance with, Section 1.01(b);
(h)    other than as permitted by Section 1.01(b) or clause (ii) of Section 1.05(i) or the purchase of the AI Shares in a Stock Purchase Transaction, Delek shall not, and shall not permit its Affiliate or Associates to, enter into or agree, offer, publicly propose or seek to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of its Subsidiaries or any acquisition transaction for all or part of the assets of the Company or any of its Subsidiaries or any of their respective businesses;
(i)    Delek shall not, and shall not permit its Affiliate or Associates to, call or seek to call a special meeting of the stockholders of the Company or initiate any stockholder proposal for action by stockholders of the Company; provided that (i) nothing in this Section 1.05(i) shall restrict the conduct of Delek with respect to the 2016 annual meeting of Company stockholders and

(ii) Delek may make one or more confidential proposals to the Independent Director Committee of any of the matters or transactions described in the first sentence of Section 2.02(a);
(j)    Delek shall not, and shall not permit its Affiliate or Associates to, bring any Action to contest the validity of the limitations on its conduct set forth in this Section 1.05; and
(k)    Delek shall not, and shall not permit its Affiliates or Associates to, take any action intended to circumvent any of the restrictions in this Section 1.05.
SECTION 1.06    Board Independence and Composition.
(a)    The parties hereto covenant and agree that, from and after the Closing and until the election of directors at the 2016 annual meeting of Company stockholders, a majority of the members of the Board of Directors shall be Independent Directors (and, for purposes of satisfying this requirement, the Additional Directors shall be considered Independent Directors until the Listing Date).
(b)    The parties hereto covenant and agree that with respect to any meeting of Company stockholders held after the Closing but prior to the 2016 annual meeting of Company stockholders at which directors are elected, the Board of Directors (or any duly authorized committee thereof) shall, with respect to any nominations made after the date hereof, only nominate directors for election to the Board of Directors that are recommended by an Independent Nominating Committee and that satisfy the composition requirements set forth in Exhibit A hereto; (and, for purposes of satisfying this requirement, if the election is held prior to the Listing Date, the Additional Directors shall be considered Independent Directors until the Listing Date and, if the election is held on or following the Listing Date but prior to the 2016 annual meeting of the Company stockholders, the Additional Directors shall be considered Delek Directors on and following the Listing Date); provided that any Delek Director to be so nominated shall be reasonably acceptable to the Independent Nominating Committee in its good faith judgment to serve as a director of the Company; provided that the fact that a person is serving or has served as an officer or director of Delek or its Affiliates, in and of itself, shall not cause such person to be unacceptable to the Independent Nominating Committee.
(c)    The parties hereto covenant and agree that, from and after the Closing but prior to the election of directors at the 2016 annual meeting of Company stockholders, with respect to any vacancies existing on the Board of Directors for any reason (including, without limitation, resignation of directors in connection with or related to the Closing), to the fullest extent permitted by Law, the Board of Directors shall be required to fill such vacancies such that, after any such vacancies are filled, a majority of the members of the Board of Directors serving immediately thereafter shall be Independent Directors and the composition of the Board of Directors shall satisfy the requirements set forth in Exhibit A hereto (and, for purposes of satisfying this requirement, the Additional Directors shall be considered Independent Directors until the Listing Date, and the Additional Directors shall be considered Delek Directors on and following the Listing Date); provided that (i) any person selected by the Board of Directors to fill a vacancy as a Delek Director shall be reasonably acceptable to the Independent Nominating Committee in its good faith judgment to serve as a director of the Company; provided that the fact that a person is serving or has served as an officer or director of Delek or its Affiliates, in and of itself, shall not cause such person to be unacceptable to the Independent Nominating Committee, and (ii) in the event of a vacancy among the Additional Directors, such vacancy shall not be filled (unless Delek fails to promptly comply with its obligations set forth in this Section 1.06(c)(ii)); instead, Delek shall cause one (1) of the Delek Directors to resign and, upon the effectiveness of such resignation, the authorized number of directors shall be reduced by two (2). By way of example, if initially the authorized number of directors is eleven (11) with no vacancies on the Board of Directors with the result that eleven (11) directors are in office, upon the resignation of one (1) Additional Director, the Board of Directors shall not fill that vacancy, Delek shall cause one (1) Delek Director to resign and upon the effectiveness of that resignation, the authorized number of directors shall be reduced to nine (9).
(d)    Delek covenants and agrees that, from and after the Closing but prior to the election of directors at the 2016 annual meeting of Company stockholders, Delek shall use its reasonable best efforts to ensure that, on and following the Listing Date, the Company is in compliance with the NYSE Independence Requirement and this Agreement, including, without limitation, by causing the resignation of one or more Delek Directors from the Board of Directors.
SECTION 1.07    Company Covenants. The Company covenants and agrees that:
(a)    the Company (i) shall use reasonable best efforts to assist Delek in complying with Delek’s requirements, including but not limited to making any filings, related to the Stock Purchase Agreement, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (ii) the Company shall comply with its filing obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, arising as a result of the Stock Purchase Agreement;
(b)    the Company shall negotiate in good faith with Delek with respect to (i) confirming the accuracy of all representations and warranties concerning the Company under the Stock Purchase Agreement, and (ii) obtaining consents or waivers from third parties necessary or advisable in conjunction with the Stock Purchase Transaction, in each case, if and when necessary, for an agreement to be entered into contemporaneously with (or subsequent to) the execution of the Stock Purchase Transaction;

(c)    the Company shall not withhold consent to, delay, oppose or object to the assignment to Delek of Alon Israel’s rights under that certain Registration Rights Agreement between the Company and Alon Israel dated July 6, 2005 or any similar agreement applicable to the AI Shares, if any; and
(d)    in conjunction with the Closing, a duly authorized officer of the Company shall deliver a certificate to Delek certifying that the Appointment Resolutions remain in full force and effect.
SECTION 1.08    Appointment of Proxy. UNTIL THE FIRST ANNIVERSARY OF THE CLOSING, DELEK HEREBY EXPRESSLY AND IRREVOCABLY APPOINTS THE SECRETARY OF THE COMPANY AS DELEK’S PROXY AND ATTORNEY-IN-FACT, WITH FULL POWER OF SUBSTITUTION TO APPOINT ANOTHER OFFICER OF THE COMPANY IN THE EVENT OF THE UNAVAILABILITY OF THE SECRETARY OF THE COMPANY, TO VOTE DELEK’S SHARES OF COMPANY CAPITAL STOCK IN ACCORDANCE WITH AND IN THE MANNER SET FORTH IN SECTION 1.03 AND SECTION 1.04 AND WITH RESPECT TO AND IN ACCORDANCE WITH SECTION 1.03(B) TO CAUSE SUCH SHARES OF COMPANY CAPITAL STOCK REPRESENTING THE EXCESS VOTING POWER TO NOT BE PRESENT AT ANY MEETING OF COMPANY STOCKHOLDERS. SUCH APPOINTMENT AS PROXY AND ATTORNEY-IN-FACT IS COUPLED WITH AN INTEREST.
SECTION 2
RELATED MATTERS
SECTION 2.01    Related Party Transactions.
Prior to the first anniversary of the Closing, the Company shall adopt a written related party transactions policy substantially similar to the related party transaction policy that Delek has in place, which shall be reasonably acceptable to the Independent Director Committee in its good faith judgment, to document procedures pursuant to which related party transactions (including, without limitation, related party transactions involving the Company) are reviewed, approved or ratified. For the avoidance of doubt, if this Agreement is terminated after the Closing but prior to the first anniversary thereof, then such related party transactions policy shall be adopted by the Company or shall be in place immediately prior to any such termination unless otherwise determined by an Independent Director Committee.
SECTION 2.02    Transactions Involving Delek.
(a)    Subject to this Section 2.02, the parties agree that, until the first anniversary of the Closing, any material transaction between the Company or its Subsidiaries, on the one hand, and Delek or its Affiliates or Associates, on the other hand, and any action or transaction relating to this Agreement shall not be taken without prior Independent Director Approval or Unaffiliated Stockholder Approval. For the avoidance of doubt, subject to Section 1.01, any transaction (including a tender offer by Delek or any its Affiliate or Associates), pursuant to which Delek or its Affiliates or Associates would acquire shares of Common Stock in excess of the Threshold Amount, shall require Independent Director Approval. Notwithstanding anything to the contrary in this Section 2.02(a), management of the Company shall have the power to authorize, approve and enter into, consistent with management’s authorization authority as in effect on the date of this Agreement, in lieu of Independent Director Approval or Unaffiliated Stockholder Approval, Authorized Transactions, including entry into definitive agreements between the Company and Delek related to such Authorized Transactions.
(b)    The Company and Delek agree to discuss and consider Authorized Transactions, in good faith, subject to (i) applicable Law, (ii) confidentiality restrictions, and (iii)

Section 2.02(a), and to present such Authorized Transactions to the Board of Directors for their review on no less than a quarterly basis. Any definitive agreement entered into by the Company and Delek, regarding an Authorized Transaction, shall include a provision for termination, upon thirty (30) days’ notice, at the discretion of any party thereto, with the termination by the Company to be made at the direction of an Independent Director Committee.
SECTION 2.03    Corporate Opportunities.
(a)    Subject to Section 2.03(b), from and after the Closing and until the first anniversary of the Closing, if Delek is offered a potential material transaction that constitutes a business opportunity for the Company, in which the Company has an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), Delek agrees to reasonably promptly notify the chairman of the Independent Director Committee of such Potential Business Opportunity, including information that Delek has concerning such Potential Business Opportunity sufficient to allow an Independent Director Committee to make an informed decision whether to pursue such Potential Business Opportunity (which, for the avoidance of doubt, shall include, among other things, the name of the offeror(s) or potential counter-party(ies), the type of transaction or matter or actual or Potential Business Opportunity, the form and amount of any consideration being offered in connection therewith, and the material terms and conditions thereof).
(b)    Notwithstanding anything to the contrary contained herein, the requirements in Section 2.03(a) shall not apply to the extent compliance with such requirements would cause (i) Delek to violate the terms under which Delek received such Potential Business Opportunity (provided that Delek shall seek the permission of the party presenting the Potential Business Opportunity to provide it to the Company as described in Section 2.03(a)) or (ii) Delek to breach any contractual obligation or violate any Law, in either case, in effect prior to the time that Delek is offered, or otherwise acquires knowledge of, the Potential Business Opportunity, as applicable. For the avoidance of doubt, nothing in this Section 2.03 shall prevent Delek from pursuing for its own benefit any transaction that constitutes a business opportunity for Delek; provided that Delek otherwise complies with the requirements of this Section 2.03 to the extent applicable.
SECTION 2.04    Section 203.
(a)    (i) The Company hereby acknowledges and agrees that the Board of Directors has adopted the resolution attached hereto as Exhibit B (the “203 Resolution”) approving Delek for purposes of Section 203 as set forth therein and subject to the terms and conditions referenced therein (the “203 Approval”), (ii) the Company hereby acknowledges and agrees that the Board of Directors has adopted the resolution attached hereto as Exhibit C approving this Agreement and confirming that the 203 Approval remains in effect as set forth in the 203 Resolution and subject to the terms and conditions referenced in the 203 Resolution and such resolution attached hereto as Exhibit C, and (iii) Delek hereby acknowledges and agrees that the Company has represented to Delek in Section 3.01(b) and Section 3.01(c) that the Board of Directors has adopted the resolution attached hereto as Exhibit B granting the 203 Approval and adopted the resolution attached hereto as Exhibit C, respectively.
(b)    Notwithstanding anything to the contrary contained herein, upon a Termination Event, Delek hereby acknowledges and agrees that Delek shall no longer be deemed an approved Interested Stockholder for purposes of Section 203 such that Section 203 shall thereafter be deemed to continue to apply to Delek as if the 203 Approval was never granted by the Board of Directors and any acquisition of or continued ownership of Company Capital Stock by Delek that would result in Delek otherwise being or becoming an Interested Stockholder for purposes of Section

203 shall remain subject to the prior approval of the Board of Directors and absent such approval, Delek acknowledges and agrees that Delek would be subject to the restrictions of Section 203 and the restrictions on business combinations imposed by Section 203 would thereafter apply to Delek as a matter of contract.
(c)    Delek acknowledges that the Board of Directors has granted the 203 Approval for the limited purpose set forth herein and set forth in the 203 Resolution, and Delek agrees that neither Delek nor any of its Affiliates or Associates shall make any claim in any forum that the Company or the Board of Directors has hereby approved for purposes of Section 203 any acquisition of ownership of Company Capital Stock of the Company by Delek and/or any of its Affiliates or Associates other than in connection with the Stock Purchase Transaction and other than in accordance with and subject to the terms and conditions set forth herein.
SECTION 3
REPRESENTATIONS AND WARRANTIES
SECTION 3.01    Representations and Warranties of the Company.
(a)    The Company represents and warrants to Delek that (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company (including, without limitation, advance Independent Director Approval) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby, and (iii) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, and is enforceable against the Company in accordance with its terms.
(b)    The Company represents and warrants to Delek that, on March 19, 2015, the Board of Directors adopted the 203 Resolution approving Delek for purposes of Section 203 as set forth therein and subject to the terms and conditions referenced therein.
(c)    The Company represents and warrants to Delek that the Board of Directors has adopted the resolution attached hereto as Exhibit C.
(d)    The Company represents and warrants to Delek that the Board of Directors has duly adopted the Appointment Resolutions.
(e)    The Company represents and warrants to Delek that, as of the date hereof, (i) there are no declared or accrued unpaid dividends with respect to any shares of Common Stock or Preferred Stock and (ii) a Default Period (as defined in the Preferred Stock Designation) has not occurred, and is not expected to occur.
SECTION 3.02    Representations and Warranties of Delek.
(a)    Delek represents and warrants to the Company that (i) Delek is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement by Delek has been duly authorized by all necessary corporate action on the part of Delek and no other corporate proceedings on the part of Delek are necessary to authorize this Agreement, and (iii) this Agreement has been duly executed and delivered by Delek and constitutes a valid and binding obligation of Delek, and is enforceable against Delek in accordance with its terms.

(b)    Delek represents and warrants to the Company that as of the date of this Agreement, none of Delek or any of its Affiliates own any shares of Company Capital Stock.
(c)    Delek represents and warrants to the Company that it is not an Affiliate or Associate of the Company, and, to the best of its knowledge, in the three (3) years prior to March 19, 2015, there have been no agreements, arrangements, and/or understandings between or among Delek and/or its Affiliates or Associates, on the one hand, and Alon Israel and/or its Affiliates or Associates, on the other hand, for the purpose of acquiring, voting, holding, or disposing of the shares of Company Capital Stock owned by Alon Israel and/or its Affiliates or Associates representing 5% or more of Company Capital Stock, and Delek and/or its Affiliates or Associates have not otherwise owned shares representing 5% or more of Company Capital Stock.
SECTION 4
DEFINITIONS
For purposes of this Agreement, the following terms shall have the following meanings:
“203 Approval” has the meaning set forth in Section 2.04(a).
“203 Resolution” has the meaning set forth in Section 2.04(a).
“Action” means any claim, action, audit, lawsuit, litigation, opposition, interference or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity).
“Additional Directors” means David Weissman and Jeff D. Morris, in each case, so long as he is (a) not a director, officer, employee or consultant of, or advisor to, Delek or its Subsidiaries, and (b) independent of, and not affiliated with, Delek and its Affiliates as determined in good faith by the Independent Nominating Committee; provided, however, that in no event shall either Mr. Weissman or Mr. Morris cease to be an Additional Director solely as a result of his service as a director or officer of the Company.
“Affiliate” shall have the meaning set forth in, and contemplated by, Section 203(c)(1) of the DGCL. Notwithstanding anything to the contrary set forth herein and for purposes of this Agreement only, the Company and its Subsidiaries shall not be deemed to be Affiliates of Delek or its Subsidiaries.
“Agreement” has the meaning set forth in the Preamble.
“AI Common Shares” means the shares of Common Stock owned by Alon Israel or its Affiliates immediately prior to the Closing.
“AI Shares” means the AI Common Shares.
“Alon Israel” means Alon Israel Oil Company, Ltd.
“Appointment Resolutions” mean the duly adopted resolutions of the Board of Directors in the form attached hereto as Exhibit E.
“Associate” shall have the meaning set forth in, and contemplated by, Section 203(c)(2) of the DGCL.
“Authorized Transaction” means a transaction between the Company and Delek or their respective Subsidiaries that (i) relates to synergistic commercial arrangements, (ii) involves the performance of services or delivery of goods or materials by or to the Company of an amount or value that is consistent with the Company’s current policies and practices that authorize management to enter into such arrangements without prior approval of the Board of Directors, and (iii) is documented (subject to approval by management of the Company) by an agreement that complies with Section 2.02 (including, without limitation, the requirement that it may be terminated by the Company upon thirty (30) days’ notice at the direction of the Independent Director Committee).
“Board of Directors” shall mean the board of directors of the Company.
“Closing” shall mean the consummation of the Stock Purchase Transaction pursuant to the Stock Purchase Agreement.
“Common Stock” means the common stock, par value $0.01 per share, of the Company.
“Company” has the meaning set forth in the Preamble.
“Company Capital Stock” means the Common Stock and the Preferred Stock.
“Company Certificate of Incorporation” shall mean the Second Amended and Restated Certificate of Incorporation of the Company, as amended to date, including the Preferred Stock Designation.
“Convertible Notes” means the 3.00% Convertible Senior Notes due 2018, dated as of September 16, 2013 among the Company and U.S. Bank National Association.
“Delek” has the meaning set forth in the Preamble.
“Delek Director” shall mean any person who is a member of the Board of Directors and (a) who is a director, officer, employee or consultant of, or advisor to, or is otherwise affiliated or associated with, Delek or its Affiliates, or (b) who is or was nominated by, or designated for nomination by, Delek and who is not an Independent Director or an Additional Director.
“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended and in effect from time to time.
“Excess Voting Power” has the meaning set forth in Section 1.03(b).
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Execution Date” means the date of execution of the Stock Purchase Agreement.
“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing.
“Independent Director” shall mean a member of the Board of Directors who is (a) not a director (excluding as of the date hereof the current independent directors listed on Exhibit D and excluding any other person who becomes a director of the Company and who otherwise satisfies this definition of Independent Director), officer, employee or consultant of, or advisor to, the Company or its Subsidiaries or Delek or its Subsidiaries, or a person who shall have served in such capacity within a three (3) year period immediately preceding the date of such determination, (b) independent of, and not affiliated with, Alon Israel, Delek and their respective Affiliates as determined in good faith by the Independent Nominating Committee, and (c) otherwise independent within the meaning of the rules and regulations of the Securities and Exchange Commission and the NYSE as then in effect, as determined in good faith by the Board of Directors.
“Independent Director Approval” means the approval of a majority of the members of the Independent Director Committee.
“Independent Director Committee” means a committee of the Board of Directors comprised solely of two or more Independent Directors that is duly authorized to consider and act upon the matters that require Independent Director Approval under this Agreement. With respect to any action or determination requiring or subject to Independent Director Approval prior to the

Closing, the members of the Independent Director Committee must also not be an Additional Director or a director (other than an Independent Director of the Company) officer, employee or consultant of, or advisor to, Alon Israel or its Affiliates, or a person who shall have served in such capacity within a three (3) year period immediately preceding the date of such determination, and must be independent of, and not affiliated with, Alon Israel and its Affiliates within the meaning of Delaware Law. For the avoidance of doubt, no Additional Director may be a member of the Independent Director Committee.
“Independent Nominating Committee” means a duly authorized committee of the Board of Directors consisting solely of two or more Independent Directors that is authorized and empowered to nominate directors for election to the Board of Directors. For the avoidance of doubt, no Additional Director may be a member of the Independent Nominating Committee.
“Interested Stockholder” shall have the meaning set forth in, and contemplated by, Section 203(c)(5) of the DGCL.
“Law” or “Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body (including the NYSE) or self-regulatory authority.
“Listing Date” shall mean the first date after the date hereof on which the Company is required to satisfy the NYSE Independence Requirement. For the avoidance of doubt, it is currently expected that such date shall be February 10, 2016.
“NYSE” means the New York Stock Exchange.
“NYSE Independence Requirement” shall mean the requirement, to the extent applicable, of the NYSE rules and regulations that a board of directors of a company whose shares are listed on the NYSE have a majority of “independent directors” (as defined in the NYSE rules and regulations).
“Original Agreement” has the meaning set forth in the recitals hereto.
“own” and “ownership” each shall have the meaning set forth in, and contemplated by, Section 203(c)(9) of the DGCL except that Delek and its Affiliates and Associates shall not “own” for purposes of this Agreement shares of Common Stock issuable upon exercise of the conversion rights of the Convertible Notes until and to the extent the shares of Common Stock are issued to Delek or its Affiliates and Associates by the Company pursuant to the terms of such notes.
“Outside Approval Date” shall mean the later of (i) the date that all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods, imposed by any Governmental Entity necessary for the consummation of the Stock Purchase Transaction shall have been obtained or made as determined in good faith by either Delek or an Independent Director Committee after having consulted in good faith with Delek regarding the determination, and (ii) the date that all third party consents or waivers necessary to consummate the Stock Purchase Transaction pursuant to the Stock Purchase Agreement have been obtained as determined in good faith by either Delek or an Independent Director Committee after having consulted in good faith with Delek regarding the determination; provided that Delek shall use reasonable best efforts to assist the Company and Alon Israel, as applicable, to obtain such approvals and consents promptly following the Execution Date without requiring Delek to expend funds or assume or guarantee liabilities or obligations.
“Person” shall mean any individual, partnership, joint venture, corporation, trust, unincorporated organization, government or department or agency of a government.
“Potential Business Opportunity” has the meaning set forth in Section 2.03(a).

“Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.
“Preferred Stock Designation” means the certificate of designation for a series of Preferred Stock, including but not limited to the Certificate of Designation for 8.5% Series A Convertible Preferred Stock and the Certificate of Designation for 8.5% Series B Convertible Preferred Stock.
“Section 203” means Section 203 of the DGCL.
“Stock Purchase Agreement” has the meaning set forth in Section 6.09(a).
“Stock Purchase Transaction” has the meaning set forth in Section 6.09(a).
“Subsidiary” shall mean, with respect to a Person, any corporation, limited liability company, partnership, trust or other entity of which such Person owns (either alone, directly, or indirectly through, or together with, one or more of its subsidiaries) 50% or more of the equity interests that are generally entitled to vote for the election of the board of directors or governing body of such corporation, limited liability company, partnership, trust or other entity; provided, however, that in no case shall the Company be deemed a Subsidiary of any Person for purposes of this Agreement.
“Termination Event” has the meaning set forth in Section 6.09(b).
“Threshold Amount” shall initially mean 49.99% of the outstanding shares of Company Capital Stock calculated on an as-converted to Common Stock basis; provided that the Threshold Amount shall mean 51% of the outstanding shares of Company Capital Stock calculated on an as-converted to Common Stock basis in the event of a Triggering Transaction.
“Transfer” means any direct or indirect offer for sale, sale, assignment, transfer, pledge, hypothecation, encumbrance or other disposition (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise or otherwise by operation of Law) with respect to any capital stock of the Company or any securities convertible into or exercisable or exchangeable therefor (and, depending on the context, may be used as a noun or a verb).
“Triggering Transaction” shall mean (a) the public disclosure of the acquisition of ownership of shares of Company Capital Stock representing 15% or more of the voting power of the outstanding shares of Company Capital Stock subsequent to the date hereof by any Person (other than Delek or its Affiliates or Associates, any Subsidiary of the Company, any employee benefit plan of the Company or any of its Subsidiaries or any Person holding Company Capital Stock for or pursuant to the terms of any such employment benefit plan, or any Person acting at the direction or under the influence of Delek or its Affiliates or Associates) that has been approved by the Board of Directors for purposes of Section 203, or (b) a bona fide tender or exchange offer by any Person (other than the Company, Delek or any of its Affiliates or Associates, or any Person acting at the direction or under the influence of Delek or its Affiliates or Associates) to purchase outstanding shares of Company Capital Stock if such offer is not withdrawn or terminated.
“Unaffiliated Stockholder Approval” shall mean the approval of the holders of a majority of the voting power of the outstanding shares of Company Capital Stock entitled to vote other than Delek and its Affiliates and Associates.
SECTION 5
LEGEND
SECTION 5.01    Legend.

(a)    Delek agrees that all certificates or other instruments representing shares of Company Capital Stock acquired pursuant to the Stock Purchase Transaction will bear a legend substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE AMENDED AND RESTATED STOCKHOLDER AGREEMENT, DATED APRIL 14, 2015, BY AND BETWEEN ALON USA ENERGY, INC. AND DELEK US HOLDINGS, INC., AS MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH ARE ON FILE WITH AND AVAILABLE FROM THE SECRETARY OF THE COMPANY, WITHOUT COST.
(b)    The legend specified in Section 5.01(a) shall be removed upon the expiration of transfer restrictions set forth in Section 1.02 of this Agreement.
SECTION 6
MISCELLANEOUS
SECTION 6.01    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy) and shall be given, if to the Company, to:

James Ranspot
Alon USA Energy, Inc.
12700 Park Central Dr., Suite 1600
Dallas, TX 75251
James.Ranspot@ALONUSA.com

if to Delek, to:

Frederec Green, EVP
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027
Fred.Green@DelekUS.com

with a copy at the same physical address to:

General Counsel
Kent.Thomas@DelekUS.com
Facsimile (615) 435-1271

or such address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective when delivered personally, telegraphed, or telecopied, or, if mailed, three (3) business days after the date of the mailing.
SECTION 6.02    Amendments; No Waivers.
(a)    Subject to Section 6.02(b), any provision of this Agreement may be supplemented, modified, amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Delek and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective.
(b)    With respect to any supplement, modification, amendment, or waiver of this Agreement by or on behalf of the Company (including, without limitation, any extension of the term of this Agreement pursuant to Section 6.09), such supplement, modification, amendment, or waiver, as applicable, must have received in advance Independent Director Approval.
(c)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
SECTION 6.03    Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
SECTION 6.04    Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.
SECTION 6.05    Jurisdiction; Venue; Service of Process.
(a)    Each of the parties hereto, by its execution hereof, (i) hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement, and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Action in any other court other than one of the above-named courts or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence, a party hereto may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
(b)    Each of the parties hereto agrees that for any Action among any of the parties hereto relating to or arising in whole or in part under or in connection with this Agreement, such party shall bring such Action only in the State of Delaware. Notwithstanding the previous sentence, a party hereto may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.
(c)    Each of the parties hereto hereby (i) consents to service of process in any Action among any of the parties hereto relating to or arising in whole or in part under or in connection with this Agreement in any manner permitted by Delaware Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.01, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
SECTION 6.06    Waiver of Jury Trial.
TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HERETO HEREBY WAIVE, AND COVENANT THAT THEY

WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
SECTION 6.07    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed by the other party hereto.
SECTION 6.08    Specific Performance. The Company and Delek each acknowledges and agrees that the parties’ respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agrees that, in the event of a breach or threatened breach by the Company or Delek of the provisions of this Agreement, in addition to any remedies at law, Delek and the Company, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.
SECTION 6.09    Termination.
(a)    This Agreement shall terminate automatically, and without any action of either party, at 11:59 pm CDT on May 4, 2015 if, as of such time, Delek and Alon Israel have not entered into a definitive written agreement (the “Stock Purchase Agreement”) providing for the purchase by Delek or any of its Subsidiaries of the AI Shares (a “Stock Purchase Transaction”), provided that, in the event that a Stock Purchase Agreement is not entered into by such date, the parties may agree (subject to Section 6.02(b)) to extend the term of this Agreement for an additional ten (10) calendar-day period or for such longer period of time as has received Independent Director Approval, at the conclusion of which this Agreement shall terminate unless a Stock Purchase Agreement has been executed.
(b)    At any time after the Execution Date and prior to the Closing, this Agreement shall terminate (i) ten (10) days after the receipt by Delek of written notice from the Company (provided that the Closing does not occur on or before the expiration such ten (10) day period) that the Independent Director Committee has determined to terminate this Agreement by Independent Director Approval, such notice to be given no sooner than the date that is twenty-four (24) days after (but not including) the Outside Approval Date; or (ii) automatically if such Stock Purchase Agreement is terminated, cancelled or otherwise ceases to be of legal effect (each of the termination events described in Section 6.09(a) and this Section 6.09(b), a “Termination Event”), whichever is earliest, provided that, in the event that the Closing does not occur on or before the effective date of such termination, the parties may agree (subject to Section 6.02(b)) to extend the term of this Agreement for an additional ten (10) day period or for such longer period of time as has received

Independent Director Approval, at the conclusion of which this Agreement shall terminate unless the Closing has occurred. After the receipt of the written notice described in clause (i) above, either Delek or Alon Isreal or both may request a meeting with the Independent Committee to discuss and request an additional 10 day extension of this Agreement (or such other period as may be necessary to achieve the Closing) and the Independent Committee shall meet with the requesting party or parties, will consider the extension request of the requesting party or parties in good faith and will not unreasonably withhold Independent Director Approval of such request.
(c)    This Agreement shall terminate upon the mutual written agreement of the Parties; provided that the Company shall not agree or consent to any termination, cancellation, or waiver of this Agreement without prior Independent Director Approval.
SECTION 6.10    Effect of Termination; Survival. In the event of any termination of this Agreement pursuant to Section 6.09, this Agreement shall be terminated, and there shall be no further liability or obligation hereunder on the part of any party hereto; provided, however, that nothing contained in this Agreement (including this Section 6.10) shall relieve either party from liability for (i) any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or (ii) any willful and intentional breach of any covenant or agreement contained in this Agreement; provided, further, that notwithstanding any else contained in this Agreement to the contrary, upon the termination of this Agreement in accordance with Section 6.09(a) or (b), Section 2.04, Section 4 (in its entirety) and this Section 6 (in its entirety) shall survive any such termination indefinitely.
SECTION 6.11    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, provided that the parties hereto shall negotiate in good faith to attempt to place the parties in the same position as they would have been in had such provision not been held to be invalid, void or unenforceable.
SECTION 6.12    Press Releases and Public Announcements. Neither Delek nor the Company shall issue or make any press releases or similar public announcements concerning the existence or the terms of this Agreement without the prior written consent of Delek and the Company (which consent shall not be unreasonably withheld), except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange to which the relevant party is subject, wherever situated. In the event that Delek or the Company believes it is required to issue or make any press release or public announcement, such party shall (a) give prompt notice thereof to the other party, (b) allow such other party reasonable opportunity to review and provide comments with respect to the content of such press release or public announcement and (c) use commercially reasonable efforts to incorporate any reasonable comment from any other party prior to any release or public announcement.
SECTION 6.13    Further Assurances. Delek and the Company shall cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Agreement; provided, however, that neither Delek nor the Company shall be obligated to take any actions or omit to take any actions that would be inconsistent with applicable Law.
SECTION 6.14    Entire Agreement. This Agreement constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements (including, without limitation, the Original Agreement), understandings, negotiations and discussions, whether oral or written, of the parties hereto, and there are no warranties, representations or other agreements between or among the parties hereto in connection with the subject matter hereof except as set forth specifically herein.

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Stockholder Agreement to be executed as of the date first referred to above.

DELEK US HOLDINGS, INC.

By:    /s/ Frederec Green______________________
Name:    Frederec Green
Title:    Executive Vice President

By:    /s/ Keith Johnson_______________________
Name:    Keith Johnson
Title:    Vice President

ALON USA ENERGY, INC.

By:    /s/ Paul Eisman_________________________
Name:    Paul Eisman
Title:    President & CEO

Exhibit A

Number of Directors	Total Independent Directors	Total Delek Directors
5	3	2
6	4	2
7	4	3
8	5	3
9	5	4
10	6	4
11	6	5
12	7	5

Exhibit B

Form of 203 Resolution
[Capitalized terms used in the resolution are appropriately defined in the full resolutions.]
RESOLVED, that, subject to and contingent upon Delek and the Company entering into the Stockholder Agreement, any acquisition of “ownership” of “voting stock” (as defined in and contemplated by Section 203(c)(8) and Section 203(c)(9)) of the Company by Delek or its Affiliates resulting solely by reason of the Stock Purchase Transaction, including by reason of any agreement, arrangement, or understanding solely in connection therewith, is hereby approved, so that the restrictions on business combinations contained in Section 203 will not apply to Delek or its Affiliates and Associates solely as a result of the Stock Purchase Transaction, including as a result of any agreement, arrangement, or understanding solely in connection therewith; provided, however, that this approval does not constitute any approval, for the purposes of Section 203 or otherwise, of (a) any agreements, arrangements, and/or understandings between Delek or its Affiliates and Associates, on the one hand, and Alon Israel or any other persons, on the other hand, that are not solely by reason of or in connection with the Stock Purchase Transaction, or (b) any acquisition of ownership of voting stock of the Company by Delek or its Affiliates and Associates that is not solely by reason of or in connection with the Stock Purchase Transaction (including by reason of any agreement, arrangement, or understanding solely in connection therewith); provided, further, that this resolution and the approvals granted hereby shall automatically be revoked and rescinded and shall be of no further force and effect in the event that the Stockholder Agreement is terminated due to a Termination Event (as defined in the Stockholder Agreement).

Exhibit C

[Capitalized terms used in the resolution are appropriately defined in the full resolutions.]
RESOLVED, that after careful consideration of various issues and factors, the Board has determined that the terms and conditions of the Amended and Restated Stockholder Agreement are fair and advisable to the Company;

FURTHER RESOLVED, that the Amended and Restated Stockholder Agreement is hereby approved;

FURTHER RESOLVED, that the Board hereby confirms that the 203 Approval granted pursuant to the March 19th Resolution remains in effect subject to the terms and conditions of such resolution and the Amended and Restated Stockholder Agreement; provided, however, that this resolution, the March 19th Resolution, and the approvals granted herein and therein, including, without limitation, the 203 Approval, shall automatically be revoked and rescinded and shall be of no further force and effect in the event that the Amended and Restated Stockholder Agreement is terminated due to a Termination Event (as defined in the Amended and Restated Stockholder Agreement).

Exhibit D

Current Independent Directors
Ron W. Haddock
Illan Cohen
Zalman Segal
Yeshayahu Pery

Exhibit E
Appointment Resolutions
[Capitalized terms used in the resolution are appropriately defined in the full resolutions.]
RESOLVED that:
(i) effective upon the Closing (as defined in that certain Amended and Restated Stockholder Agreement between the Company and Delek US Holdings, Inc., a Delaware corporation (“Delek”) dated as of April 14, 2015 (the “Amended and Restated Stockholder Agreement”)), the chief executive officer of Delek, currently Uzi Yemin, shall be appointed as Chairman;
(ii) effective immediately, the second sentence of Bylaw 17 of the Amended and Restated Bylaws of the Company (the “Bylaws”) is hereby amended to add the following to the end thereof:
; provided that, until the adjournment of the 2016 Annual Meeting of Stockholders of the Company, (i) any amendment, rescission, repeal, modification, or alteration of those certain resolutions of the Board, dealing with the appointment and removal of the Chairman under certain circumstances and amending the Bylaws in certain respects all of which were adopted at a meeting held on April 14, 2015, by the Board (the “Appointment Resolutions”), (ii) the adoption of another resolution of the Board that is contrary to or inconsistent with the Appointment Resolutions or (iii) any amendment, alteration or repeal of this proviso by the Board, in each case of (i) through (iii) above shall require the affirmative vote of at least 90% of the Whole Board (rounded up to the nearest whole number of directors).
(iii) effective upon the Closing and after the effectiveness of the appointment of the chief executive officer of Delek, currently Uzi Yemin, as Chairman, the second sentence of Bylaw 27 of the Bylaws shall be amended to add the following to the end thereof:
; provided that, until the final adjournment of the 2016 Annual Meeting of Stockholders of the Company, the affirmative vote of at least 90% of the Whole Board (rounded up to the nearest whole number of directors) shall be required (x) to remove or replace the Chairman without cause or (y) for the Board to amend, alter or repeal this proviso.
(iv) These resolutions shall terminate and have no further force and effect after a “Termination Event” (as defined in the Amended and Restated Stockholder Agreement).